June 8, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Terry French for Carlos Pacho

Senior Assistant Chief Accountant

Re:	Elephant Talk Communications Corp.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed April 1, 2015

Amendment No. 1 to Form 10-K for Fiscal Year Ended

December 31, 2014

File No. 1-35360

Dear Mr. French:

Elephant Talk Communications Corp. (“Elephant Talk”, “we”, “our”, “us” or the “Company”) hereby responds to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made in respect of Annual Report on Form 10-K for Fiscal Year Ended December 31, 2014, filed April 1, 2015 (“Form 10-K”) and Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2014 (“Amendment No. 1”), as such comments were set forth in your letter dated May 6, 2015. For your convenience, we have repeated the Staff’s comments below in bold and italicized type, and have followed each comment with our response in plain type. Also included in our responses are the proposed revised disclosures to be included in Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2014 (“Amendment No. 2”).

Form 10-K for the Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restatement of Previously Issued Financial Statements, page 24

1.	We note from your disclosure on page 24 that you believe part of your restatement was the result of an overstatement of revenue due to a failure to identify and determine whether contracts that were negotiated as a package with a single customer should have been combined per ASC 605-35-25. In this regard, please tell us about the nature of these contracts and how you concluded that they are within the scope of ASC 605-35.

Response:

The customer relationship began with a memorandum of understanding (MOU) dated January 15, 2013. The deliverables pursuant to the MOU was the implementation and hosting of a comprehensive mobile network platform. On August 1, 2013, the terms were formalized in a comprehensive Mobile Network Enablement Agreement. On November 29, 2013, a letter agreement was executed to adjust pricing of the hosting services and to include certain additional design and evaluation services.

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The three agreements were combined into one arrangement within the scope of ASC 605-35 due to the following reasons:

1.	The agreements were negotiated within a short time frame of each other;
2.	Each of the three agreements are with the same customer;
3.	The three agreements all relate to the same project;
4.	The deliverables are closely interrelated; and
5.	Payment terms under one agreement coincide with performance criteria of another agreement.

Results of Operations, page 27

2.	We note from your introductory paragraph in this section that the conversion of Euro and USD leads to period-to-period fluctuations in your reported USD results. Please tell us if the impact of foreign exchange rate variances has been material to your results of operations, and if so, quantify the impact that foreign exchange rate variances had on net revenue and cost of net revenue for each period. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:

In response to the Staff’s comment, the Company does not consider the impact of the foreign exchange rate variances for the year 2014 to have been material to the results of operations.

Revenue, page 27

3.	You state that the 28% increase in your mobile and security solutions business is mainly due to the increasing revenues of new and existing customers. This statement is overly general. Please revise to provide more insight into the underlying business drivers or conditions that contributed to the increase and discuss whether you expect this trend to continue. Discuss other business or economic developments that may impact your business and operations and describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on future performance. For further guidance, refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response:

In response to the Staff’s comment, we propose following revised disclosure in the revenue discussion:

Comparison of Years Ended December 31, 2014 and 2013

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Revenue

Revenue for the year ended December 31, 2014 was $20,356,447 an increase of $904,643 or 5%, compared to $19,451,804 for the year ended December 31, 2013. The continued and expected market decline of landline based telecommunications caused our legacy landline business to decrease by $3,472,492 or 96%, to $153,759, as of December 31, 2014.

The decrease in landline business was off-set by the increase in revenues from our mobile and security solutions business of $20,202,690 in 2014 which increased by $4,377,137 or 28%, compared to $15,825,553 in 2013. The increase in our mobile and security solutions business is mainly due to the increasing revenues of new and existing customers. For further details see Non-GAAP revenue discussion below.

	2014	2013
		(restated)
Landline Services	$153,758	$3,626,251
Mobile and security solutions	20,202,689	15,825,553
Total Revenue	$20,356,447	$19,451,804

Note 2 (Financial Condition) in this annual report discusses the likely termination of the contract with Iusacell. Future revenues will be impacted in a material manner, following the release of all of the deferred revenue related to this customer upon formal termination of the contract and release of any outstanding obligations of the Company towards the customer. The release of these deferred amounts will however have no cash impact.

Non-GAAP Revenue

In order to provide investors additional information regarding our revenue, we include here the discussion of Non-GAAP revenue, a non-GAAP financial measures which is defined as GAAP revenue adjusted for changes in deferred revenue. A reconciliation of GAAP Revenue to Non-GAAP Revenue, for each of the periods indicated, is as follows:

Non-GAAP Revenue	2014	2013 restated	Variance
Revenues	$20,356,447	$19,451,804	$904,643
Deferred Revenue adjustments	8,203,793	3,375,457	4,828,336
	$28,560,240	$22,827,261	$5,732,979

Total non-GAAP revenue increased by 25%. The phasing out of our landline activities caused our GAAP revenue to be $3.5 million lower than that of the previous year. This was however more than off-set by the $9.2 million increase in the mobile and security solutions business. The vast majority of the revenue increase in our mobile and security solutions business was the result of the customer based SIM (Subscriber Identity Modules) migrations of our customer Iusacell in Mexico. The remainder of the mobile and security growth was only modest in 2014 due to the reduced revenues from non-recurring custom work projects with customers compared to 2013. Following the likely termination of the Iusacell contract and considering the size of Iusacell to our overall revenues, the termination of this contract will have a substantial impact on our revenues. We are currently evaluating the proposal of Iusacell, including assessing the impact on future revenues.

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Historic quarterly overview Non-GAAP and GAAP revenue

Total Revenue (quarterly figures unaudited)	Q1 2013	Q2 2013	Q3 2013	Q4 2013	2013
Non-GAAP Revenue	$6,596,500	4,994,145	5,204,982	6,031,634	22,827,261
Adjustments deferred revenue	(356,386)	(1,429,896)	(1,081,188)	(507,987)	(3,375,457)
Revenue (restated)	$6,240,114	3,564,249	4,123,794	5,523,647	19,451,804

Total Revenue (quarterly figures unaudited)	Q1 2014	Q2 2014	Q3 2014	Q4 2014*	2014
Non-GAAP Revenue	$6,479,853	6,911,768	7,298,988	7,869,631	28,560,240
Adjustments deferred revenue	(1,095,588)	(1,839,328)	(2,853,749)	(2,415,128)	(8,203,793)
Revenue (restated)	$5,384,265	5,072,440	4,445,239	5,454,503	20,356,447

* Q4 2014 not restated

Liquidity and Capital Resources, page 35

4.	We refer to your statement that you improved your cash generating activities in 2014 compared to 2013; however, due to “the very strong buildup of accounts receivable in the fourth quarter with one of its customers the Company ultimately showed a net cash used in operating activities of $2.1 million instead of what would have been a positive cash flow for the year 2014.” This statement refers to an entry made in your cash flow statement that is required to comply with U.S. GAAP. In addition, we note that the entry to reflect a change in deferred revenue is positive, representing cash received and more than offsets the change in Accounts Receivable. In this regard, revise to provide a balanced discussion and analysis that includes insight into the underlying internal and external business factors that drove changes in your liquidity and capital resources as seen through the eyes of management. For further guidance, please refer to Item 303 of Regulation S-K as well as section IV of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm

Response:

In response to the Staff’s comment on change in deferred revenue, the Company respectfully points out that an incorrect disclosure was made by the Company (see also Staff comment 5) in the operating activities stating the deferred revenues had impacted cash flow. Deferred revenues do not affect cash flow. Deferred revenues changed substantially because of the restatement and subsequent increase of Net Loss, the starting point of the cash flow statement. Therefore, there is no direct cash relationship between the Accounts Receivable balance and the changes in deferred revenue following the restatement adjustments. The substantial increase in accounts receivable was the cause of a substantial increase in accounts receivable aging, because one of the largest customers of the Company withheld payments to the Company.

In response to the Staff’s comment, we propose following revised disclosure in the liquidity and capital resources discussion:

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Liquidity and Capital Resources

As reflected in the accompanying consolidated financial statements, the Company incurred net losses of $21,861,917 and $25,507,072 (as adjusted) for the twelve month periods ended December 31, 2014 and 2013, respectively, and had an accumulated deficit of $250,629,296 as of December 31, 2014.

On November 17, 2014 (the “Atalaya Closing Date”), the Company and certain of its subsidiaries entered into a term loan credit agreement with Atalaya Administrative LLC, as the administrative agent and collateral agent, and the lenders party thereto (the “Credit Agreement”). The Credit Agreement provides for a twelve million dollar term loan facility (the “Term Loan Facility”) with an advance of $10,000,000 made on Atalaya Closing Date. The Term Loan Facility will mature on December 31, 2017. An amount of $3,114,066 (€2,498,849) of these proceeds has been used to repay the then outstanding principal and accrued interest of the 10% 3rd Party Convertible Note as existent in November 2014. The remaining $2,000,000 of the loan was held back subject to the Company fulfilling post-closing obligations. In January 2015 the Company fulfilled the post-closing conditions and received the remaining $2,000,000.

In 2014 the Company improved its cash generating activities comparing with the year before. However, due to the very strong buildup of accounts receivable in the fourth quarter, there was a net cash used for operating activities of $ 2.1 million in 2014.

The primary cause of the accounts receivable increases are the result of Group Iusacell, S.A.’s (“Iusacell”) deferring the payment for services performed during the fourth quarter 2014. The outstanding receivables of Iusacell constituted 72% of total accounts receivable at December 31st 2014. After Iusacell was acquired by AT&T, AT&T/Iusacell indicated its intention to terminate the five-year agreement between the Company and Iusacell dated September 10, 2013 (the “Iusacell Agreement”). The Company received a settlement proposal from Iusacell/AT&T, in exchange for the termination of the Iusacell Agreement, payment of a certain amount of cash, consisting of outstanding account payables and additional payment to compensate the Company for the loss of future fees to be due under the Iusacell Agreement. Presently management is evaluating the settlement proposal of Iusacell/AT&T. The intended termination of Iusacell Agreement has and will have a significant impact to our revenue, financial conditions and liquidity. During the three months ended December 31, 2014, if Iusacell would have paid the agreed amounts for fourth quarter 2015 we would have received cash payments of around $1 million per month. Once termination and settlement payments have been consummated the impact compared to the three months ended 31 December 2014 non-gaap revenues would have been approximately $1 million per month. We expect reaching a settlement agreement with AT&T/Iusacell in the near future.

However, there can be no assurance that the outcome will be successful as the Company expected. In case the outcome falls short of the Company’s expectations, the Company will need to conduct financing and/or further scale back its operations. Even though the Company has been successful in the past to arrange for sufficient liquidity for the Company, the above conditions raise substantial doubt as to Company’s ability to continue as a going concern.

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Operating activities, page 35

5.	We further note your disclosure that “Net cash used in operating activities for the year ended December 31, 2014 was negatively affected by increased deferred revenues and accounts receivable, as a result of the restatement...” The correction of prior period errors does not affect the comparability of your currently reported operating cash flows. Please tell us why you believe an increase in deferred revenue negatively affected your operating cash flows and revise to clearly explain the underlying drivers of changes in your cash flows.

Response:

The Company acknowledges the Staff’s comment and agrees that the correction of the errors related to the prior period does not affect the comparability of the Company’s currently reported operating cash flow since cash flows are not affected by the restatements. We propose following revised disclosure in the operating activities discussion:

Operating activities

Net cash used in operating activities, for the twelve month period ending December 31, 2014 versus the prior year, was reduced from $(5,967,686) to $(2,102,935), which is a decrease of $3,864,751 or 65%. The decrease in cash used is mainly caused by the strong increase in revenues from the mobile and security solutions. Net cash used for operating activities in 2012 was $8,799,272.

Net cash used in operating activities for the year ended December 31, 2014 was negatively affected by increased accounts receivable and also due to having reduced the accounts payable debt that was built-up in earlier periods. These effects, combined with other working capital changes, resulted in cash used by changes in operating assets and liabilities of $3,878,275 for 2014.

Reconciliation of Net Loss to Non-GAAP Adjusted EBITDA

6.	We note that your non-GAAP measure “Adjusted EBITDA” is designed to show a measure of the company’s operating performance. In this regard, please tell us and disclose why you have added back the change in deferred revenue to the performance measure. Please further clarify if all of the deferred revenue that has been added back has been collected in cash.

Response:

As a result of the characteristics of our services, the long-term nature of the contracts and the small customer base, new and substantial sales will remain unnoticed to the investors due to the fact that most of these sales will need to be deferred over a period of 3-5 years. The Company therefore adds back to the revenue in the income statement the revenues that were invoiced in the reporting period. At the same time the Company removes from the revenue in the income statement the revenues that have been recognized as a result of sales prior to the reporting period. These two adjustments we refer to as changes in deferred revenue.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 40

7.	Please tell us how your disclosure for foreign currency exchange rate risk complies with Item 305 of Regulation S-K and specifically, tell us which alternative you utilized for the required quantitative disclosures about market risk pursuant to paragraph (a) of Item 305. Alternatively, revise your disclosure as appropriate.

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Response: The Company proposes the following revised disclosure.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk

We do not believe that we currently have material exposure to interest rate or foreign currency transaction risks except with respect to our long term debt obligations since our financial assets instruments consist primarily of operating assets and liabilities and the Company does no use hedging instruments.

Interest rate and market risk. Our $ 12 million debt, the 3 year credit agreement dated 17 November 2014, bears a fixed interest rate, and therefore would not be subject to interest rate risk. However, since the majority of our business is denominated in the EURO currency the debt is exposed to market risk for changes in exchange rates. For the quantitative disclosure we have chosen the sensitivity alternative. A hypothetical 10% increase (decrease) in the value of the US$ against the euro in a reporting period would result in an unrealized loss (gain) of $ 1.2 million for that period. We expect to reduce our exposure through future settlements in accordance with the agreed amortization schedule of the debt.

At each balance sheet date or upon settlement the Company remeasures the $ 12 million debt and reports the foreign currency realized and unrealized gain or loss in other income and expense.

Foreign Currency Transaction Risk. Fluctuations in the rate of exchange between the U.S. dollar and the Euro or the British Pound Sterling, the three primary currencies in which we operate may affect our results of operations and the period-to-period comparisons of our operating results. Foreign currency transaction gains and losses are caused by transactions denominated in a currency other than the functional currency and must be remeasured at each balance sheet date or upon settlement. Foreign currency transaction realized and unrealized gains and losses was a gain of $ 251,969 that was included in determining net income.

The company currently does not use currency hedging instruments.

Form 10-K as amended April 4, 2014 for the Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Loss, page 46

8.	Please revise the Cost of Service caption to disclose parenthetically that both depreciation and amortization are excluded from this line item.

Response:

The Company respectfully acknowledges the Staff’s comment and in addition advises the Staff that this has been revised in the Company’s quarterly report on Form 10-Q ended March 31, 2015. The Company propose to revise the Consolidated Statements of Comprehensive Loss in the Amendment No. 2.

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Note 2. Business and Summary of Significant Accounting Policies

Foreign Currency Translation

9.	Please tell us how you have complied with the requirement of ASC 830-20-45-1 and 50-1 regarding the disclosure of your aggregate transaction gain or loss included in determining net income for the period.

Response:

The total aggregate realized and unrealized transaction gain or loss was a gain of $251,969 that was included in determining net income. In the amendment the Company will add a footnote to the financial statements disclosing the $251,969 gain.

Revenue Recognition and Deferred Revenue, page 54

10.	Please tell us in more detail how you concluded, in accordance with ASC 605-25-25-5, that professional services/consulting for implementation and integration do not qualify as separate units of accounting because they do not have value to the customer on a standalone basis. In your response, please provide us with a better understanding of the implementation and integration services you provide and how they relate to the undelivered elements in your multiple-element arrangements. Further, please also tell us in more detail about the other professional services that you offer, including the facts that you rely upon when concluding, in accordance with ASC 605-25-25-5, that the delivered service qualifies as a separate unit of accounting because it has value to your customer on a standalone basis.

Response:

All material contracts are either for the initial implementation of a comprehensive mobile network platform or significant enhancements to a platform. Significant enhancements include the implementation of new technologies, such as 4G, the implementation of a redundant platform to ensure greater reliability, or the implementation of a test environment. All of these arrangements require significant investment in hardware and purchased software. The hardware and software must be maintained and made available throughout the hosting period. Thus, hardware and software do not have standalone value as they are of no value unless monitored nor can the customer resell Company owned property.

Professional services are often a separate deliverable in connection with an implementation. The Company has determined these services have standalone value when other vendors (HP, IBM, etc.) can provide the services without specific knowledge or training by the Company. These services are recognized as delivered using proportional performance.

11.	We note that amounts that have been invoiced for professional services are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Please tell us about the nature of your deferred revenue balance at December 31, 2014 and if you establish an account receivable and corresponding deferred revenue liability in certain situations. If so, tell us why you believe it is appropriate to recognize a receivable prior to earning the revenue and the deferred revenue prior to receiving the cash and explain how this policy complies with the definition of an asset in the statement of Financial Accounting Concepts 6.

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Response:

Most of the deferred revenue balance relates to implementation fees associated with new platforms or significant enhancements to platforms. As of December 31, 2014, there were no instances where professional services were invoiced and deferred prior to beginning the earnings process. Occasionally, professional services are identified as a separate deliverable and determined not to have standalone value. Upon invoicing for these services, the Company will record receivable and deferred revenue only if delivery and thus the earnings process has commenced for the combined element.

Note 34. Subsequent Events, page 80

12.	Please tell us and disclose the impact that you expect the termination of the Iusacell Agreement to have on your financial condition and results of operations and the nature of the re-organization that you have referenced in your note disclosure.

Response:

In response to the Staff’s comments, the Company proposes to include below enhanced disclosure in the Subsequent Events footnote:

Note 34, Subsequent Events

On March 5, 2015 the Company filed an 8-K regarding discussions with regard to the five-year agreement between the Company and Group Iusacell, S.A. (“Iusacell”) dated September 10, 2013 (the “Iusacell Agreement”). On March 18, 2015, the Company received a settlement proposal from Iusacell/AT&T in exchange for a certain amount of cash payment, consisting of outstanding payables and some additional compensation and the termination of the Iusacell Agreement. Management believes the proposal is due to the acquisition of Iusacell by AT&T, which wants to make use of their customary system solutions. Presently management is evaluating the settlement proposal of Iusacell/AT&T, including the assessment of impact on future revenues. Considering the size of Iusacell to our overall revenues, the termination of this contract will have a substantial impact on our revenues and results from operations.

On March 26, 2015, the Company received a letter from Atalaya Capital Management LP (the “Agent”), the agent for Corbin Mezzanine Fund I, L. P. (the “Lender”) referencing that certain Credit Agreement by and among the Company, the Lender and the Agent dated November 17, 2014.  The letter indicated that as a result of the termination of the Iusacell Agreement, certain events of default as defined in the Credit Agreement have occurred.  The Agent notified the Company that effective March 18, 2015 and for so long as an event of default shall be continuing, interest shall accrue and be payable by the Company in cash at the default rate as defined in the Credit Agreement.  The Agent and the Lender indicated in the letter that they will continue to monitor the default situation and reserve all their respective rights and remedies under the Credit Agreement.

As a result of the above the Company is in discussions with Atalaya to discuss the AT&T/Iusacell settlement – including payment of the receivables - together with the re-organization plan the Company has initiated in order ensure that sufficient funds will be available for the Company to continue to carry out is business plans. The company estimates to conclude on this in the near future. For further details on impact on revenues, operational results and liquidity see Liquidity and Capital Resource section under the Management’s Discussion and Analysis as well as Note 2 (Financial Condition).

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Barry Grossman Esq. or Sarah Williams Esq., at (212) 370-1300.

Very truly yours,

/s/ Mark Nije
Mark Nije
Chief Financial Officer

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